News Release

DBS Group Holdings

Ref No. 18/2006

DBS SECOND-QUARTER EARNINGS UP 16% TO $549 MILLION;
FIRST HALF EARNINGS INCREASE 26% TO CROSS $1 BILLION

* * *

Interest income and fees rise to quarterly record on sustained operating trends

* * *

LOANS GROW 6% FROM PREVIOUS QUARTER

SINGAPORE, 28 July 2006 - DBS Group Holdings reported today that second quarter net profit increased 16% from a year ago to $549 million excluding one-time items, and 6% from the previous quarter. For the first half, earnings rose 26% from the previous year to $1.07 billion.

Operating trends underpinning DBS' first quarter 2006 performance were sustained in the second quarter, as DBS' customer franchise benefited from firmer economic conditions. Higher interest spreads and business volumes resulted in record quarterly amounts for interest income and fees. Trading income was maintained at the previous quarter's levels. Total operating income rose 20% year-on-year, and 7% quarter-on-quarter, to $1.35 billion, the highest since DBS began quarterly reporting in

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

2001. First half operating income rose 21% (both year-on-year and half-on-half) to a record $2.62 billion.

If a one-time gain of $54 million from the sale of a Hong Kong office building is included, second quarter earnings were $603 million under Singapore financial reporting standards.

Interest income up 26% as loans grow 6% from year ago

Net interest income for the quarter climbed 26% from a year ago and 6% from the previous quarter to a record $897 million due to improved interest spreads and higher asset volumes. For the first half, net interest income was up 25% from a year ago to $1.75 billion.

Second quarter customer loans rose to $83.4 billion, up 6% compared to a year ago and to the previous quarter, led by lending to corporates and SMEs in the region. Consumer loans were little changed from both comparative periods, in line with industry trends in Singapore and Hong Kong. The higher loan volumes raised the loan-deposit ratio to 69%, up from 66% in the previous quarter and 68% a year ago.

Net interest margins at 2.23% were the same as first quarter 2006 and sustained the improvement since the last quarter of 2004. Interest margins were better than the 1.84% a year ago as a result of higher spreads between asset yields and funding costs in Singapore and Hong Kong.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809
Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

Non-interest income increase led by fees

Total non-interest income (excluding one-time gains) amounted to $457 million, a 9% increase from a year ago and the previous quarter.

Fees surpassed the previous record set a year ago, rising 8% from second quarter 2005 to $296 million with improved stockbroking commissions and investment banking fees. Compared to first quarter 2006, fees rose 13% mainly from higher investment banking activities such as IPOs and loan syndication, while credit card and trade and remittance fees also grew.

Sales of wealth management products, comprising unit trusts, bancassurance and structured deposits, amounted to $1.60 billion, 16% lower than the previous quarter when market and investor sentiment was stronger.

Net trading income from trading businesses of $112 million was little changed from the previous quarter as customer flows and trading opportunities were maintained.

For the first half, non-interest income amounted to $877 million, up 13% from a year ago, with fees rising 11% to $558 million.

Cost-income ratio maintained at 44%

Operating expenses increased 23% from a year ago and 5% from the previous quarter to $594 million as a result of higher staff costs and computerisation expenses. Staff costs rose 27% from a year ago due to higher salaries arising out of a competitive labour market, and because of increased bonus accruals in line with better second quarter results. Non-wage costs were 18% higher from a year ago largely due to computerisation expenses and professional fees. The cost-income ratio stood at 44%, similar to both comparative periods.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

For the first half, operating expenses rose 19%, in line with the 21% increase in operating income, resulting in the cost-income ratio being little changed at 44%.

Asset quality continues improvement

Asset quality strengthened during the quarter. Non-performing assets (including debt securities and contingent liabilities) declined 6% from the previous quarter and 13% from a year ago. The NPL rate improved to 1.9% from 2.1% in March 2006 and 2.2% in June 2005.

Specific provision charges amounted to $28 million compared to $17 million in the previous quarter and $60 million a year ago. General provision charges amounting to $34 million were taken during the quarter for the higher loan balances.

For the first half, total specific provision charges amounted to $45 million compared to $108 million a year ago. General provision charges amounted to $48 million, compared to $36 million a year ago.

Total cumulative provision coverage reached 105%, surpassing the previous high of 100% in March 2006 and compared to 94% in June 2005.

DBS' return on assets improved to 1.18% compared to 1.03% a year ago and 1.14% in the previous quarter. Return on equity rose to 12.7% compared to 11.1% a year ago and 12.2% in the previous quarter.

The total capital adequacy ratio stood at 14.4%, and included the US$900 million subordinated debt issued in June. The tier-1 ratio stood at 10.1%. Both ratios were comfortably above regulatory requirements.

DBS Bank Ltd
6 Shenton Way
DBS Building Tower One
Singapore 068809

Tel: 65.6878 8888
www.dbs.com
Co. Reg. No. 199901152M

DBS Vice Chairman and CEO Jackson Tai said, "Our customer franchise across Asia produced another quarter of growth and better returns to our shareholders. We recorded new highs in net interest income and fees in highly competitive markets, reflecting our dogged commitment over many quarters to grow our loan book, change our business mix and strengthen asset quality."

The Board declared a dividend of 17 cents per share for the quarter, similar to the previous quarter but above the 15 cents per share paid in second quarter 2005. Together with the 17 cents paid for the first quarter, total dividend for the first half was 34 cents, compared to 26 cents for the year-ago period.

About DBS
Headquartered in Singapore, DBS is one of the largest financial services groups in Asia with operations in 15 markets. The largest bank in Singapore and the fifth largest banking group in Hong Kong as measured by assets, DBS' "AA-" and "Aa2" credit ratings are among the highest in the Asia-Pacific region. DBS has leading positions in consumer banking, treasury and markets, asset management, securities brokerage, equity and debt fund raising. Beyond the anchor markets of Singapore and Hong Kong, DBS serves corporate, institutional and retail customers through its operations in China, India, Indonesia, Malaysia, Thailand and The Philippines. More information about DBS Group Holdings and DBS Bank can be obtained from our website www.dbs.com.

[End]

For more information, contact:

Karen Ngui
Group Strategic Marketing and Communications
DBS Bank
Email: karenngui@dbs.com
Tel: (65) 6878 3008
Fax: (65 6222 4478
Mobile: (65) 9030 8080

Michael Sia
Investor Relations
DBS Bank
Email: michaelsia@dbs.com
Tel: (65) 6878 4751
Fax: (65) 6226 3702
Mobile: (65) 9636 9472

DBS

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

To: Shareholders

The DBS Group Holdings Ltd ("DBSH" or "the Company") Board of Directors report unaudited financial results for the second quarter ended June 30, 2006.

For the second quarter of 2006, the Directors have declared an interim gross dividend of 17 cents (second quarter 2005: 15 cents) for each DBSH ordinary share; and 13 cents (second quarter 2005: 15 cents) for each DBSH non-voting convertible preference share ("CPS") and for each DBSH non-voting redeemable CPS.

The second quarter 2006 dividends will be paid less 20% Singapore income tax.

The second quarter 2006 dividends will be payable on August 25, 2006. DBS shares will be quoted ex-dividend on August 10, 2006. Notice is hereby given that the Share Transfer Books and Register of Members of the Company will be closed on August 15, 2006. Duly completed transfers received by the Company's Registrar, Tricor Barbinder Share Registration Services of 8 Cross Street #11-00 PWC Building, Singapore 048424 up to 5.00 p.m. on August 14, 2006 will be registered to determine shareholders' entitlement to the second quarter 2006 dividends. In respect of ordinary shares in the securities accounts with The Central Depository (Pte) Limited ("CDP"), the second quarter 2006 dividends will be paid by DBSH to CDP, which will in turn distribute the dividend entitlements to shareholders.

By order of the Board

Heng Lee Cheng (Ms)
Group Secretary

July 28, 2006
Singapore

More information on the above announcement is available at www.dbs.com/investor

DBS

Performance Summary

Unaudited Financial Results
for the Second Quarter ended
June 30, 2006

DBS Group Holdings Ltd
Incorporated in the Republic of Singapore
Company Registration Number: 199901152M

Contents **Page**

OVERVIEW

DBS Group Holdings Ltd ("DBSH") prepares its consolidated DBSH Group ("Group") financial statements in accordance with Singapore Financial Reporting Standards ("FRS"), as modified by the requirements of Notice to Banks No. 612 "Credit Files, Grading and Provisioning" issued by the Monetary Authority of Singapore.

	2nd Qtr 2006	2nd Qtr 2005 [1/]	% chg	1st Qtr 2006	1st Half 2006	1st Half 2005 [1/]	% chg
Selected profit and loss items ($m)							
Net interest income	897	712	26	850	1,747	1,397	25
Net fee and commission income	296	274	8	262	558	503	11
Net trading income	105	94	12	108	213	176	21
Net gain from non-trading investments	12	12	-	38	50	37	35
Other income	44	41	7	12	56	58	(3)
Operating income	1,354	1,133	20	1,270	2,624	2,171	21
Less: Operating expenses	594	484	23	564	1,158	970	19
Operating profit before provisions	760	649	17	706	1,466	1,201	22
Less: Provisions	62	81	(23)	31	93	144	(35)
Associates	20	17	18	12	32	26	23
Operating profit before tax	718	585	23	687	1,405	1,083	30
Net profit attributable to shareholders ("Net profit")	549	473	16	518	1,067	846	26
Add: One-time gain [2/]	54	-	NM	-	54	-	NM
Net profit	603	473	27	518	1,121	846	33
Selected balance sheet items ($m)							
Customer loans	83,410	78,712	6	78,818	83,410	78,712	6
Interbank loans	20,411	17,529	16	22,647	20,411	17,529	16
Total assets	189,589	183,674	3	183,870	189,589	183,674	3
Customer deposits	120,875	115,933	4	119,067	120,875	115,933	4
Total liabilities	169,780	164,051	3	164,104	169,780	164,051	3
Shareholders' funds	17,408	17,147	2	17,348	17,408	17,147	2
Key financial ratios (%) (excluding one-time gain)							
Net interest margin	2.23	1.84		2.23	2.23	1.83	
Non-interest/total income	33.8	37.2		33.1	33.4	35.7	
Cost/income ratio	43.9	42.7		44.4	44.1	44.7	
Return on assets	1.18	1.03		1.14	1.15	0.94	
Return on equity [3/]	12.70	11.12		12.15	12.55	10.09	
Loan/deposit ratio	69.0	67.9		66.2	69.0	67.9	
NPL ratio	1.9	2.2		2.1	1.9	2.2	
Specific provisions (loan)/average loan (bp)	16	27		20	18	25	
Tier 1 capital adequacy ratio	10.1	10.6		10.2	10.1	10.6	
Total capital adequacy ratio	14.4	14.7		14.1	14.4	14.7	
Per share data ($)							
Per basic share							
– earnings excluding one-time gain	1.46	1.26		1.37	1.42	1.12	
– earnings	1.50	1.26		1.37	1.45	1.12	
– net book value [3/]	11.29	11.18		11.27	11.29	11.18	
Per diluted share							
– earnings excluding one-time gain	1.40	1.20		1.32	1.36	1.08	
– earnings	1.44	1.20		1.32	1.40	1.08	
– net book value [3/]	11.08	10.98		11.07	11.08	10.98	

NM: Not meaningful

Notes:

1/ Figures for 2005 have been restated to make them consistent with the current year's presentation.

2/ One-time gain of $54 million from the sale of an office building in Hong Kong was recorded in 2nd Quarter 2006.

3/ Minority interests are not included as equity in the computation of net asset value and return on equity.

4/ Return on assets, return on equity, specific provisions (loan)/average loan and per share data for the quarters are computed on an annualised basis.

Net profit before one-time items amounted to $549 million in second quarter 2006, up 16% from second quarter 2005 and 6% from first quarter 2006.

A one-time gain of $54 million from the sale of an office building in Hong Kong was recorded during the quarter. If the item was included, net profit amounted to $603 million in the second quarter. The commentary that follows excludes the effects of this non-operating item.

Operating trends underpinning the performance in first quarter 2006 were sustained in the second quarter. Operating income increased 20% from a year ago and 7% from the previous quarter to $1.35 billion.

Interest income and fee income reached a record during the quarter, reflecting DBS' customer franchise and its ability to capture the benefits of rising interest rates and higher non-interest income activities as economic conditions strengthened from a year ago.

Net interest income rose 26% from a year ago and 6% from the previous quarter to $897 million as both interest spreads and asset volumes improved. Fee income grew 8% from a year ago and 13% from the previous quarter to $296 million as contributions from investment banking and other segments increased. Net trading income from trading businesses was higher than a year ago but little changed from the previous quarter at $112 million.

Cost pressures continued to be felt during the quarter. Operating expenses rose 23% from a year ago and 5% from the previous quarter to $594 million as a result of higher staff costs and computerisation expenses. The cost-income ratio of 44% was slightly higher than the 43% a year ago but similar to the previous quarter.

Asset quality continued to be healthy. The non-performing loan ratio improved from 2.2% a year ago and 2.1% in the previous quarter to 1.9%. Total provision charges of $62 million were lower than a year ago, although they were higher than the previous quarter mainly as a result of more general provisions being set aside for this quarter's loan growth. Specific provisions for loans fell to 16 basis points this quarter from 27 basis points a year ago and 20 basis points in the previous quarter.

The Group's return on assets improved to 1.18% compared to 1.03% a year ago and 1.14% in the previous quarter, while return on equity rose to 12.7% compared to 11.1% a year ago and 12.2% in the previous quarter.

For first half 2006, net profit rose 26% from a year ago to $1.07 billion as a result of operating income growing at a slightly faster pace than operating costs, and provision charges being lower. The key drivers of the first half performance were similar to the second quarter's.

NET INTEREST INCOME

Average balance sheet	2nd Qtr 2006 Average balance ($m)	Interest ($m)	Average rate (%)	2nd Qtr 2005 Average balance ($m)	Interest ($m)	Average rate (%)	1st Qtr 2006 Average balance ($m)	Interest ($m)	Average rate (%)
Interest-bearing assets									
Customer loans	80,794	1,134	5.63	74,336	724	3.91	79,042	1,038	5.33
Interbank assets	30,966	249	3.23	30,806	170	2.20	27,216	194	2.89
Securities	49,934	548	4.40	49,479	425	3.45	48,604	503	4.20
Total	161,694	1,931	4.79	154,621	1,319	3.42	154,862	1,735	4.54
Interest-bearing liabilities									
Customer deposits	120,945	665	2.20	116,310	335	1.16	117,495	568	1.96
Other borrowings	32,484	369	4.56	31,998	272	3.41	30,142	317	4.27
Total	153,429	1,034	2.70	148,308	607	1.64	147,637	885	2.43
Net interest income/margin [1/]		897	2.23		712	1.84		850	2.23

Average balance sheet	1st Half 2006 Average balance ($m)	Interest ($m)	Average rate (%)	1st Half 2005 Average balance ($m)	Interest ($m)	Average rate (%)
Interest-bearing assets						
Customer loans	80,075	2,172	5.47	72,828	1,339	3.71
Interbank assets	28,992	443	3.09	32,829	350	2.15
Securities	49,355	1,051	4.29	48,064	806	3.38
Total	158,422	3,666	4.67	153,721	2,495	3.27
Interest-bearing liabilities						
Customer deposits	119,242	1,233	2.08	115,589	598	1.04
Other borrowings	31,502	686	4.39	31,908	500	3.16
Total	150,744	1,919	2.57	147,497	1,098	1.50
Net interest income/margin 1/		1,747	2.23		1,397	1.83

Note:
1/ Net interest margin is net interest income expressed as a percentage of average interest-earning assets.

Net interest income rose 26% from a year ago from higher asset volumes, a better asset mix and improved interest spreads.

Average interest-earning asset volumes rose 5% from a year ago to $161.7 billion with an improving asset mix. Most of the increase was due to customer loans.

At the same time, asset yields rose faster than funding costs across the board from a year ago. In Singapore, floating-rate corporate and SME loan yields rose in line with higher interbank rates, while housing loan yields benefited from higher board rates. Funding costs also increased but to a lesser extent, reflecting the strength of DBS' deposit franchise in Singapore. In Hong Kong, the spread between prime lending rates and funding costs continued to widen since bottoming in second quarter 2005.

The improved asset mix and the higher interest spreads resulted in interest margins rising to 2.23% from 1.84% a year ago. The rate and volume analysis below indicates that improving interest spreads played a larger role than higher asset asset volumes in net interest income growth from a year ago.

Compared to the previous quarter, net interest income rose 6%, the result of higher asset volumes and improved interest spreads, but partially offset by a slightly less favourable asset mix.

Average interest-earning asset volumes grew 4% from the previous quarter.

Interest spreads continued to improve from the previous quarter, but the increase was smaller. In Singapore, interest spreads improved as asset yields, led by rising housing loan yields, rose faster than deposit costs. However, the impact was partially offset by a decline in spreads between Hong Kong prime lending rates and funding costs compared to the previous quarter.

The small increase in overall interest spreads was offset by the effects of the slightly weaker asset mix, resulting in interest margins remaining at the previous quarter's level.

The rate and volume analysis below indicates that higher asset volumes and better interest spreads played an equal role in growing net interest income from the previous quarter.

For first half 2006, net interest income grew 25% from a year ago to $1.75 billion while interest margins improved from 1.83% to 2.23%.

Net interest costs from a recent US$900 million subordinated debt issue were reflected for the latter part of June, while net interest costs from a S$500 million subordinated debt issue were not included as it was raised in July. The full-period inclusion of net interest costs from both issues is expected to have a slight negative impact on interest margins in the third quarter of around 3 basis points.

Volume and rate analysis ($m) Increase/(decrease) due to change in	2nd Qtr 2006 versus 2nd Qtr 2005 Volume	 Rate	 Net change	2nd Qtr 2006 versus 1st Qtr 2006 Volume	 Rate	 Net change
Interest income						
Customer loans	63	347	410	23	60	83
Interbank assets	1	79	80	27	26	53
Securities	4	118	122	13	25	38
Total	68	544	612	63	111	174
Interest expense						
Customer deposits	13	317	330	17	72	89
Other borrowings	4	93	97	27	21	48
Total	17	410	427	44	93	137
Net impact on interest income	51	134	185	19	18	37
Due to change in number of days			-			10
Net interest income			185			47

Volume and rate analysis ($m) Increase/(decrease) due to change in	1st Half 2006 versus 1st Half 2005 Volume	 Rate	 Net change
Interest income			
Customer loans	133	700	833
Interbank assets	(41)	134	93
Securities	22	223	245
Total	114	1,057	1,171
Interest expense			
Customer deposits	19	616	635
Other borrowings	(6)	192	186
Total	13	808	821
Net impact on interest income	101	249	350
Due to change in number of days			-
Net interest income			350

NET FEE AND COMMISSION INCOME

($m)	2nd Qtr 2006	2nd Qtr 2005	% chg	1st Qtr 2006	1st Half 2006	1st Half 2005	% chg
Stockbroking	33	19	74	37	70	44	59
Investment banking	44	37	19	19	63	59	7
Trade and remittances	47	46	2	44	91	85	7
Loan related	50	55	(9)	34	84	100	(16)
Guarantees	7	6	17	8	15	14	7
Deposit related	21	19	11	19	40	38	5
Credit card	28	25	12	24	52	42	24
Fund management	15	19	(21)	22	37	29	28
Wealth management	38	38	-	42	80	73	10
Others	13	10	30	13	26	19	37
Total	296	274	8	262	558	503	11

Net fee and commission income rose 8% from a year ago and 13% from the previous quarter as contributions from a wide range of activities grew.

Active equity markets resulted in stockbroking commissions making the biggest contribution from a year ago. However, they were less buoyant in the second quarter compared to the previous quarter as more cautious market sentiment affected retail activity, a mainstay of DBS Vickers' business.

Investment banking fees were higher compared to a year ago and the previous quarter. Deal activities during the quarter included IPOs for Banyan Tree, Allco REIT and Pacific Shipping Trust. Greater loan syndication in the region boosted fees compared to the previous quarter.

Fees from credit cards, trade and remittances, and deposit-related activities were also higher compared to a year ago and the previous quarter.

For first half 2006, net fee and commission income rose 11% from a year ago to reach $558 million. The growth was led by stockbroking commissions, fund management fees and credit card fees, reflecting higher equity market activity and greater retail spending as economic conditions strengthened.

OTHER NON-INTEREST INCOME

($m)	2nd Qtr 2006	2nd Qtr 2005	% chg	1st Qtr 2006	1st Half 2006	1st Half 2005	% chg
Net trading income	105	94	12	108	213	176	21
From trading businesses	112	52	>100	113	225	125	80
From other businesses	(7)	42	NM	(5)	(12)	51	NM
Net gain on non-trading investments	12	12	-	38	50	37	35
Net gain on fixed assets 1/	2	1	100	-	2	4	(50)
Others (include dividend and rental income)	42	40	5	12	54	54	-
Total	161	147	10	158	319	271	18

Note:
1/ Exclude one-time gain of $54 million from the sale of an office building in Hong Kong in 2nd Quarter 2006.

Net trading income from trading businesses amounted to $112 million compared to $52 million a year ago and was little changed from the previous quarter. During the quarter, there was demand from corporate customers for foreign exchange and interest rate products, while trading gains were made in interest and credit spreads as well as regional currencies.

Net trading income from trading businesses was better for the first six months this year, rising 80% from a year ago.

Higher dividend income accounted for most of the $30 million increase in Other income from the previous quarter. Other income, which amounted to $42 million, was little changed from a year ago.

OPERATING EXPENSES

($m)	2nd Qtr 2006	2nd Qtr 2005	% chg	1st Qtr 2006	1st Half 2006	1st Half 2005	% chg
Staff	321	253	27	300	621	518	20
Occupancy	45	44	2	46	91	86	6
Computerisation	97	70	39	92	189	145	30
Revenue-related	26	28	(7)	23	49	50	(2)
Others	105	89	18	103	208	171	22
Total	594	484	23	564	1,158	970	19
Staff headcount at period-end	12,453	12,090	3	12,673	12,453	12,090	3

Operating expenses increased 23% from a year ago to $594 million from higher staff, computerisation and other costs.

Staff costs rose 27% from a year ago. With headcount increasing by 3%, a large part of the increase was attributable to a higher salary base due to a tight labour market and to higher bonus accruals in line with the Group's better financial performance.

Computerisation expenses were higher than a year ago due to IT depreciation as well as expenses for ongoing major projects. Other expenses were higher mainly because of professional fees.

Compared to the previous quarter, operating expenses rose 5% with higher base salaries and bonus accruals accounting for most of the increase.

For first half 2006, operating expenses increased 19% from a year ago to $1.16 billion. As the rise was slightly below the increase in operating income, the cost-income ratio improved marginally from 45% a year ago to 44% for the first six months.

PROVISION CHARGES

($m)	2nd Qtr 2006	2nd Qtr 2005	% chg	1st Qtr 2006	1st Half 2006	1st Half 2005	% chg
General provisions	34	21	62	14	48	36	33
Specific provisions for loans	33	51	(35)	40	73	95	(23)
Singapore	23	26	(12)	13	36	48	(25)
Hong Kong	19	10	90	18	37	22	68
Other countries	(9)	15	NM	9	-	25	(100)
Specific provisions for securities, properties and other assets	(5)	9	NM	(23)	(28)	13	NM
Total	62	81	(23)	31	93	144	(35)

Total provision charges for second quarter 2006 decreased 23% to $62 million from a year ago. Specific provisions for loans decreased 35% to $33 million as charges for new and exisiting NPLs fell.

Compared to first quarter 2006, total provisions were higher as there had been a significant write-back of a corporate debt security in the previous quarter. In addition, a higher charge of $34 million was set aside for general provisions this quarter for loan growth and higher loan commitments compared with $14 million in the previous quarter.

For first half 2006, total provision charges fell 35% from a year ago to $93 million as a result of lower specific provisions and a net write-back for securities.

PERFORMANCE BY BUSINESS UNIT

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Selected profit and loss items							
2nd Qtr 2006 [1/]							
Net interest income	436	176	142	152	81	(90)	897
Non-interest income	130	75	161	95	(28)	24	457
Operating expenses	244	86	94	111	9	50	594
Provisions	11	16	44	0	0	(9)	62
Operating profit before tax	311	149	165	137	44	(88)	718
1st Qtr 2006							
Net interest income	421	172	132	145	68	(88)	850
Non-interest income	121	84	113	68	11	23	420
Operating expenses	232	81	88	96	9	58	564
Provisions	7	25	(12)	1	(1)	11	31
Operating profit before tax	303	150	169	118	71	(124)	687
2nd Qtr 2005							
Net interest income	308	134	117	97	103	(47)	712
Non-interest income	129	59	140	47	(47)	93	421
Operating expenses	220	70	76	81	8	29	484
Provisions	20	40	51	(3)	8	(35)	81
Operating profit before tax	197	83	130	66	40	69	585
1st Half 2006 [1/]							
Net interest income	857	348	274	297	149	(178)	1,747
Non-interest income	251	159	274	163	(17)	47	877
Operating expenses	476	167	182	207	18	108	1,158
Provisions	18	41	32	1	(1)	2	93
Operating profit before tax	614	299	334	255	115	(212)	1,405
1st Half 2005							
Net interest income	618	267	219	190	174	(71)	1,397
Non-interest income	243	116	231	124	(76)	136	774
Operating expenses	440	137	148	169	15	61	970
Provisions	40	64	87	(5)	8	(50)	144
Operating profit before tax	381	182	215	151	75	79	1,083
Selected balance sheet and other items							
Jun 30, 2006							
Total assets before goodwill	28,985	18,988	38,164	67,242	28,482	1,895	183,756
Total liabilities	71,977	17,660	16,707	42,402	1,240	19,794	169,780
Capital expenditure for 2nd Qtr 2006	12	5	1	5	2	27	52
Depreciation for 2nd Qtr 2006	6	4	1	3	2	14	30
Mar 31, 2006							
Total assets before goodwill	29,397	18,782	32,673	70,794	24,068	2,322	178,036
Total liabilities	70,922	18,192	17,816	35,929	1,749	19,496	164,104
Capital expenditure for 1st Qtr 2006	3	2	2	6	1	25	39
Depreciation for 1st Qtr 2006	6	3	1	5	2	16	33

($m)	CBG	EB	CIB	GFM	CTU	Central Ops	Total
Dec 31, 2005							
Total assets before goodwill	29,518	18,396	32,824	68,758	24,047	858	174,401
Total liabilities	68,415	17,862	17,953	32,980	1,417	22,387	161,014
Capital expenditure for 4th Qtr 2005	22	12	3	11	6	75	129
Depreciation for 4th Qtr 2005	7	3	1	5	1	18	35
Jun 30, 2005							
Total assets before goodwill	30,068	18,303	32,881	68,758	23,225	3,508	176,743
Total liabilities	66,995	16,888	16,480	45,686	2,122	15,880	164,051
Capital expenditure for 2nd Qtr 2005	3	3	2	6	2	10	26
Depreciation for 2nd Qtr 2005	7	4	1	5	2	20	39

Note:
1/ 2nd Quarter 2006 income and profits exclude one-time gain.

Consumer Banking's (CBG) net interest income rose 4% from the previous quarter as a result of higher housing loan yields in Singapore and higher deposit volumes in Hong Kong. It was 42% higher than a year ago due to better interest spreads and higher deposit volumes in both locations. Non-interest income was stable compared to a year ago and the previous quarter. Operating expenses rose from both comparative periods due to higher staff costs as well as investments in branch upgrading in Singapore. Provisions in Singapore fell from a year ago.

Enterprise Banking's (EB) net interest income rose slightly from the previous quarter as volume growth was partially offset by lower margins. Higher volumes and margins contributed to the 31% increase in net interest income from a year ago. Non-interest income was 27% better than a year ago from higher sales of treasury-related products in Hong Kong, but declined 11% from the previous quarter, which had benefited from corporate demand for foreign exchange hedging products in Hong Kong. The higher operating expenses against both comparative periods were due mainly to salary increase and bonus accruals, while there was a decline in provision charges in Singapore.

Corporate and Investment Banking's (CIB) net interest income rose 8% from the previous quarter and 21% from a year ago as a result of loan and deposit growth. Non-interest income was 42% higher than the previous quarter from a wide range of investment banking activities, as well as higher dividend income. The 24% increase in operating expenses from a year ago was due to higher wages and support costs. Provision charges were higher than the previous quarter as a result of general provisions being set aside for loan growth, while they were lower than a year ago because of a net write-back of specific provisions during the current quarter.

Global Financial Markets (GFM) earned higher net interest income from bonds in Singapore compared to a year ago. Non-interest income rose 40% from the previous quarter due to higher trading gains in credit and other markets. Compared to a year ago, non-interest income was also boosted by higher stockbroking commissions. Higher wage costs accounted for the rise in operating expenses.

Central Treasury's (CTU) net interest income rose 19% from the previous quarter as lower-yielding assets matured and new positions were taken. Net interest income fell 21% from a year ago due to lower gapping opportunities.

Central Operations encompasses a range of activities from corporate decisions and income and expenses not attributed to other business segments. Asset management and private banking activities are also included in this segment.

PERFORMANCE BY GEOGRAPHY

($m)	S'pore	Hong Kong	Rest of Greater China	South and South-east Asia	Rest of world	Total
Selected profit and loss items						
2nd Qtr 2006 [1/]						
Net interest income	563	286	10	24	14	897
Non-interest income	299	87	30	26	15	457
Operating expenses	375	164	20	20	15	594
Provisions	48	25	(1)	(5)	(5)	62
Operating profit before tax	444	184	21	50	19	718
1st Qtr 2006						
Net interest income	526	278	9	22	15	850
Non-interest income	290	90	19	14	7	420
Operating expenses	355	162	14	22	11	564
Provisions	(3)	19	4	(1)	12	31
Operating profit before tax	461	187	10	30	(1)	687
2nd Qtr 2005						
Net interest income	447	220	7	22	16	712
Non-interest income	300	80	16	15	10	421
Operating expenses	290	156	12	14	12	484
Provisions	46	4	9	(3)	25	81
Operating profit before tax	412	140	2	42	(11)	585
1st Half 2006 [1/]						
Net interest income	1,089	564	19	46	29	1,747
Non-interest income	589	177	49	40	22	877
Operating expenses	730	326	34	42	26	1,158
Provisions	45	44	3	(6)	7	93
Operating profit before tax	905	371	31	80	18	1,405
1st Half 2005						
Net interest income	884	425	15	41	32	1,397
Non-interest income	517	178	27	30	22	774
Operating expenses	592	308	20	26	24	970
Provisions	75	12	20	-	37	144
Operating profit before tax	736	283	2	69	(7)	1,083
Total assets before goodwill						
Jun 30, 2006	124,078	38,820	7,258	4,487	9,113	183,756
Mar 31, 2006	116,690	42,831	5,806	4,383	8,326	178,036
Dec 31, 2005	116,087	41,393	5,861	3,781	7,279	174,401
Jun 30, 2005	117,839	42,187	4,791	3,456	8,470	176,743

Note:
1/ 2nd Quarter 2006 income and profits exclude one-time gain .

Singapore

Operating profit before tax grew 8% from a year ago as a result of a 26% increase in net interest income partially offset by higher operating expenses. It was 4% lower than the previous quarter as first quarter 2006 had the benefit of a net provision write-back.

Net interest income continued to improve from both comparative periods as a result of higher interest spreads and higher asset volumes. Non-interest income was steady against both comparative periods.

Operating expenses were higher as a result of higher staff and computerisation expenses. Provision charges were similar to a year ago as a decline in specific provisions was offset by higher general provisions for new loans.

Hong Kong

The current quarter's results incorporate an appreciation of the Singapore dollar against the Hong Kong dollar of 2% from first quarter 2006 and 6% from second quarter 2005.

Operating profit before tax was 31% higher than a year ago as a result of improved net interest income partially offset by higher provision charges. It was similar to the previous quarter.

Net interest income increased 30% from a year ago due to higher interest spreads and an increase in loan and deposit volumes. It grew 3% from the previous quarter as the impact of loan and deposit growth was offset by lower interest spreads.

Non-interest income rose 9% from a year ago from higher sales of wealth management and foreign exchange products, and was little changed from the previous quarter.

Operating expenses were higher than both comparative periods due mainly to higher wage costs. Provision charges were substantially higher than a year ago as there had been a general provision write-back in second quarter 2005. Specific provision charges were also higher in the current quarter than a year ago.

Other regions

DBS' operations outside Singapore and Hong Kong are in their build-up phase and do not yet have a significant impact on the Group. The largest earnings contributions are currently from Indonesia (through a 99%-owned subsidiary) and the Philippines (through a 20% associate stake in Bank of Philippines Islands).

CUSTOMER LOANS

($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
Gross	84,835	80,267	80,949	80,172
Less:				
Specific provisions ("SP")	574	611	636	576
General provisions ("GP")	851	838	851	884
Net total	83,410	78,818	79,462	78,712
By business unit				
Consumer Banking	28,509	28,914	29,686	29,871
Enterprise Banking	19,488	19,123	19,234	18,397
Corporate and Investment Banking	30,937	26,542	26,478	25,831
Others	5,901	5,688	5,551	6,073
Total (Gross)	84,835	80,267	80,949	80,172
By geography				
Singapore	47,267	44,381	45,280	46,657
Hong Kong	26,505	26,198	26,669	25,720
Rest of Greater China	4,086	3,120	2,953	2,524
South and South-east Asia	2,662	2,492	2,287	1,938
Rest of the world	4,315	4,076	3,760	3,333
Total (Gross)	84,835	80,267	80,949	80,172
By industry				
Manufacturing	10,506	9,010	8,536	8,275
Building and construction	10,500	9,772	8,958	9,009
Housing loans	23,994	24,388	25,005	25,291
General commerce	8,835	8,343	8,639	8,383
Transportation, storage & communications	7,560	6,717	6,884	6,636
Financial institutions, investment & holding companies	10,112	9,734	9,785	9,226
Professionals & private individuals (except housing loans)	7,502	7,340	7,204	7,090
Others	5,826	4,963	5,938	6,262
Total (Gross)	84,835	80,267	80,949	80,172
By currency				
Singapore dollar	34,694	33,395	33,571	35,981
Hong Kong dollar	24,213	24,187	24,721	24,103
US dollar	15,737	14,714	16,214	14,999
Others	10,191	7,971	6,443	5,089
Total (Gross)	84,835	80,267	80,949	80,172

Customer loans rose 6% from the previous quarter. Most of the growth was from corporate loans in Singapore and Greater China, which included a few large loan drawdowns. SME loans increased marginally as growth in Hong Kong was narrowed by exchange translation effects. Consumer loans fell slightly, with most of the decline accounted for in Hong Kong.

In Singapore, both Singapore-dollar and foreign-currency borrowing contributed to the growth in corporate loans during the quarter. Housing loans were little changed compared to a decline in the previous quarter. Mortgage applications and loan drawdowns improved from the previous quarter, while the volume of early repayments eased.

In Hong Kong, loans rose 3% in local currency terms during the quarter, with all of the growth accounted for by corporates and SMEs. Housing loans fell 2% in Hong Kong dollar terms during the quarter.

NON-PERFORMING ASSETS AND PROVISION COVERAGE

By business unit	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Jun 30, 2006						
Consumer Banking	331	110	284	1.2	119	320
Enterprise Banking	721	300	192	3.7	68	144
Corporate and Investment Banking	438	189	308	1.4	113	228
Others	98	28	108	1.7	141	443
Total non-performing loans ("NPL")	1,588	627	892	1.9	96	213
Debt securities	37	15	75	-	243	611
Contingent liabilities	21	9	107	-	552	1,104
Total non-performing assets ("NPA")	1,646	651	1,074	-	105	234
Mar 31, 2006						
Consumer Banking	339	110	288	1.2	117	322
Enterprise Banking	740	294	189	3.9	65	144
Corporate and Investment Banking	509	235	263	1.9	98	184
Others	80	32	140	1.4	214	521
Total non-performing loans	1,668	671	880	2.1	93	204
Debt securities	37	18	71	-	239	490
Contingent liabilities	45	15	94	-	244	714
Total non-performing assets	1,750	704	1,045	-	100	218
Dec 31, 2005						
Consumer Banking	344	111	296	1.2	118	326
Enterprise Banking	691	283	190	3.6	68	144
Corporate and Investment Banking	573	267	262	2.2	92	155
Others	83	32	132	1.5	196	480
Total non-performing loans	1,691	693	880	2.1	93	190
Debt securities	130	57	71	-	99	209
Contingent liabilities	44	19	80	-	227	451
Total non-performing assets	1,865	769	1,031	-	97	198

By business unit

	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Jun 30, 2005						
Consumer Banking	336	108	298	1.1	121	327
Enterprise Banking	637	232	182	3.5	65	150
Corporate and Investment Banking	631	255	256	2.4	81	144
Others	131	52	173	2.2	172	417
Total non-performing loans	1,735	647	909	2.2	90	192
Debt securities	127	51	73	-	97	243
Contingent liabilities	34	18	86	-	311	405
Total non-performing assets	1,896	716	1,068	-	94	201

By geography	NPA ($m)	SP ($m)	GP ($m)	NPL (% of loans)	(GP+SP)/NPA (%)	(GP+SP)/ unsecured NPA (%)
Jun 30, 2006						
Singapore	851	341	442	1.9	92	218
Hong Kong	394	144	281	1.5	108	243
Rest of Greater China	87	36	44	2.1	93	230
South and South-east Asia	125	68	69	2.8	110	183
Rest of the World	131	38	56	2.5	71	135
Total non-performing loans	1,588	627	892	1.9	96	213
Debt securities	37	15	75	-	243	611
Contingent liabilities	21	9	107	-	552	1,104
Total non-performing assets	1,646	651	1,074	-	105	234
Mar 31, 2006						
Singapore	903	375	440	2.2	90	201
Hong Kong	396	139	278	1.5	105	258
Rest of Greater China	89	38	35	2.9	82	191
South and South-east Asia	123	68	61	3.1	104	178
Rest of the World	157	51	66	3.2	75	140
Total non-performing loans	1,668	671	880	2.1	93	204
Debt securities	37	18	71	-	239	490
Contingent liabilities	45	15	94	-	244	714
Total non-performing assets	1,750	704	1,045	-	100	218
Dec 31, 2005						
Singapore	883	382	449	2.1	94	203
Hong Kong	395	139	291	1.5	109	263
Rest of Greater China	91	36	23	3.2	65	88
South and South-east Asia	131	68	60	3.7	98	166
Rest of the World	191	68	57	3.7	65	92
Total non-performing loans	1,691	693	880	2.1	93	190
Debt securities	130	57	71	-	99	209
Contingent liabilities	44	19	80	-	227	451
Total non-performing assets	1,865	769	1,031	-	97	198
Jun 30, 2005						
Singapore	909	341	429	2.1	85	196
Hong Kong	466	143	283	1.8	91	239
Rest of Greater China	61	36	24	2.8	98	111
South and South-east Asia	157	82	50	4.6	84	128
Rest of the World	142	45	123	2.7	118	207
Total non-performing loans	1,735	647	909	2.2	90	192
Debt securities	127	51	73	-	97	243
Contingent liabilities	34	18	86	-	311	405
Total non-performing assets	1,896	716	1,068	-	94	201

By industry ($m)	Jun 30,2006		Mar 31, 2006		Dec 31, 2005		Jun 30, 2005	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Manufacturing	349	178	358	186	434	225	449	190
Building and construction	119	39	125	42	103	37	161	38
Housing loans	246	68	257	68	256	66	248	65
General commerce	339	133	405	165	367	150	245	110
Transportation, storage & communications	31	14	31	14	30	13	33	11
Financial institutions, investment & holding companies	189	47	176	46	164	47	189	53
Professionals & private individuals (except housing loans)	181	75	193	81	204	84	237	111
Others	134	73	123	69	133	71	173	69
Total non-peforming loans	1,588	627	1,668	671	1,691	693	1,735	647
Debt securities	37	15	37	18	130	57	127	51
Contingent liabilities	21	9	45	15	44	19	34	18
Total non-performing assets	1,646	651	1,750	704	1,865	769	1,896	716

By loan classification ($m)	Jun 30, 2006		Mar 31, 2006		Dec 31, 2005		Jun 30, 2005	
	NPA	SP	NPA	SP	NPA	SP	NPA	SP
Non-performing assets								
Substandard	1,053	82	1,109	94	1,220	156	1,337	197
Doubtful	224	200	249	223	276	244	216	176
Loss	369	369	392	387	369	369	343	343
Total	1,646	651	1,750	704	1,865	769	1,896	716
Restructured assets								
Substandard	318	41	345	45	429	85	503	96
Doubtful	48	34	79	50	26	27	19	19
Loss	39	39	44	44	41	41	45	45
Total	405	114	468	139	496	153	567	160

By collateral type ($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
	NPA	NPA	NPA	NPA
Unsecured non-performing assets	738	803	911	886
Secured non-performing assets by collateral type				
Properties	666	683	675	817
Shares and debentures	35	51	68	55
Fixed deposits	38	33	36	10
Others	169	180	175	128
Total	1,646	1,750	1,865	1,896

By period overdue				
($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
	NPA	NPA	NPA	NPA
Not overdue	447	519	697	675
<90 days overdue	381	377	353	411
91-180 days overdue	138	205	157	169
>180 days overdue	680	649	658	641
Total	1,646	1,750	1,865	1,896

The Group's NPLs fell 5% from March 2006 and 8% from a year ago to $1,588 million. As a percentage of loans, the NPL rate improved to 1.9% from 2.1% in the previous quarter and 2.2% a year ago.

NPL rates for most customer and geographical segments fell during the quarter. The exceptions were NPL rates for consumer loans and Hong Kong loans, which were unchanged from the previous quarter.

Including debt securities and contingent liabilities, the amount of NPAs fell 6% from March 2006 and 13% from a year ago to $1,646 million. The proportion of NPAs in the substandard category was at 64% compared to 63% in the previous quarter and 71% a year ago. Most of the loan recoveries over the past year were in the substandard category.

Provision coverage improved to 105% of NPAs from 100% in the previous quarter and 94% at a year ago.

FUNDING SOURCES

($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
Customer deposits	120,875	119,067	116,884	115,933
Interbank liabilities	11,769	10,674	8,959	12,053
Other borrowings and liabilities	39,537	36,781	37,637	38,541
Shareholders' funds	17,408	17,348	16,724	17,147
Total	189,589	183,870	180,204	183,674

CUSTOMER DEPOSITS

($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
By currency				
Singapore dollar	66,055	65,400	64,112	62,916
US dollar	22,436	21,838	22,676	23,527
Hong Kong dollar	21,203	20,521	19,736	18,540
Others	11,181	11,308	10,360	10,950
Total	120,875	119,067	116,884	115,933
By product				
Savings accounts	44,991	45,402	45,409	46,817
Current accounts	13,127	13,945	14,004	12,470
Fixed deposits	60,403	57,145	54,585	50,640
Other deposits	2,354	2,575	2,886	6,006
Total	120,875	119,067	116,884	115,933

The Group's total funding rose 3% from March 2006 and a year ago to $189.6 billion, contributed by higher customer deposits and a US$900 million subordinated debt issued in June 2006. Compared to March 2006, interbank liabilities were also higher.

Customer deposits rose 2% from March 2006 and 4% from a year ago to $120.9 billion. Singapore-dollar deposits increased 1% from March 2006 and 5% from a year ago, while Hong Kong-dollar deposits rose 3% from March 2006 and 14% from a year ago. The proportion of fixed deposits continued to increase as customers sought higher yields in a rising interest rate environment.

VALUE AT RISK AND TRADING INCOME

The Group uses a Value at Risk ("VaR") measure as one mechanism for controlling trading risk. The VaR is calculated using a one-day time horizon and a 99% confidence interval. The following table shows the period-end, average, high and low VaR for the trading risk exposure of the DBSH Group for the period from July 1, 2005 to June 30, 2006.

($m)	As at June 30, 2006	July 1, 2005 to June 30 2006		
		Average	High 1/	Low 1/
Interest rate	17.3	21.4	26.7	17.3
FX	8.6	6.8	11.1	3.7
Equity	2.6	4.8	7.6	2.6
Diversification effect	(11.8)	(12.6)		
	16.7	20.4	27.5	16.1

Note:
1/ The high (& low) VaR figures reported for each risk class did not necessarily occur on the same day as the high (& low) reported for total. A corresponding diversification effect cannot be calculated and is therefore omitted from the table.

The charts below provide the range of VaR and the daily distribution of trading income in the trading portfolio for the period from July 1, 2005 to June 30, 2006.


DBSH Group VaR for Trading Book
45
40
35
30
25
20
15
10
5
0
No. of Days
>15-16
>16-17
>17-18
>18-19
>19-20
>20-21
>21-22
>22-23
>23-24
>24-25
>25-26
>26-27
>27-28
>28-29
>29-30
>30-31
>31-32
>32-33
>33-34
>34-35
>35-36
>36-37
>37-38
>38-39
>39-40
VaR (S$ million)


Daily Distribution of Group Trading Income
(1 July 2005 to 30 June 2006)
70
60
50
40
30
20
10
0
No. of Days
>(12)-(10)
>(10)-(8)
>(8)-(6)
>(6)-(4)
>(4)-(2)
>(2)-0
>0-2
>2-4
>4-6
>6-8
>8-10
>10-12
>12-14
>14-16
>16-18
Trading income (S$ million)

CAPITAL ADEQUACY

($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
Tier 1				
Paid-up ordinary and preference shares	1,571	1,567	1,564	1,561
Disclosed reserves and others	18,081	17,728	17,377	17,563
Less: Goodwill	(5,833)	(5,834)	(5,823)	(6,931)
Total	13,819	13,461	13,118	12,193
Tier 2				
Cumulative general provisions	1,001	976	963	1,002
Subordinated debts	4,893	4,034	4,222	4,343
Others	19	84	13	(624)
Total	5,913	5,094	5,198	4,721
Total capital	19,732	18,555	18,316	16,914
Risk-weighted assets	137,375	131,810	123,847	114,845
Capital adequacy ratio (%)				
Tier I ratio	10.1	10.2	10.6	10.6
Tier II ratio	4.3	3.9	4.2	4.1
Total (Tier I & II) ratio	14.4	14.1	14.8	14.7

Based on regulatory guidelines, the Group's total capital adequacy ratio increased from 14.1% in March 2006 to 14.4% in June 2006. The increase was due to the inclusion of a US$900 million tier-2 subordinated debt issued in June 2006, offset by higher risk-weighted assets and the amortisation of US$270 million of existing tier-2 subordinated debts during the quarter.

UNREALISED VALUATION SURPLUS

($m)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun 30, 2005
Properties	415	425	416	751
Non-trading investments	16	15	25	40
Total	431	440	441	791

The amount of unrealised valuation surpluses fell slightly from $440 million in March 2006 to $431 million as the sale of an office building in Hong Kong during the quarter was offset by an increase in the valuation surplus from other properties.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Income Statement

In $ millions	2nd Qtr 2006	2nd Qtr 2005	+/(-) %	1st Qtr 2006	1st Half 2006	1st Half 2005	+/(-) %
Operating income							
Interest income	**1,931**	1,318	47	1,735	**3,666**	2,495	47
Interest expense	**1,034**	606	71	885	**1,919**	1,098	75
Net interest income	**897**	712	26	850	**1,747**	1,397	25
Net fee and commission income	**296**	274	8	262	**558**	503	11
Net trading income	**105**	94	12	108	**213**	176	21
Net gain from non-trading investments	**12**	12	-	38	**50**	37	35
Other income	**98**	41	>100	12	**110**	58	90
Total operating income	**1,408**	1,133	24	1,270	**2,678**	2,171	23
Operating expenses							
Personnel expenses	**321**	253	27	300	**621**	518	20
General and administrative expenses	**243**	192	27	231	**474**	375	26
Depreciation of properties and other fixed assets	**30**	39	(23)	33	**63**	77	(18)
Provisions for credit and other losses	**62**	81	(23)	31	**93**	144	(35)
Total operating expenses	**656**	565	16	595	**1,251**	1,114	12
Operating profit	**752**	568	32	675	**1,427**	1,057	35
Share of profits of associates	**20**	17	18	12	**32**	26	23
Operating profit before tax	**772**	585	32	687	**1,459**	1,083	35
Income tax expense	**131**	74	77	133	**264**	162	63
Net profit	**641**	511	25	554	**1,195**	921	30
Attributable to:							
Shareholders	**603**	473	27	518	**1,121**	846	33
Minority interests	**38**	38	-	36	**74**	75	(1)
	641	511	25	554	**1,195**	921	30

NM: Not meaningful

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Balance Sheet as at

	GROUP				COMPANY			
In $ millions	Jun 30 2006	Mar 31 2006	Dec 31 2005 1/	Jun 30 2005	Jun 30 2006	Mar 31 2006	Dec 31 2005 1/	Jun 30 2005
ASSETS								
Cash and balances with central banks	**8,103**	9,210	4,986	10,080				
Singapore Government securities and treasury bills	**14,416**	10,999	9,846	11,527				
Due from banks	**20,411**	22,647	23,816	17,529				
Other financial securities at fair value through profit or loss	**15,172**	15,574	14,989	14,999				
Positive replacement values	**9,955**	9,608	8,792	9,618				
Loans and advances to customers	**83,410**	78,818	79,462	78,712	**-**	-	-	3
Non-trading investments	**22,258**	22,452	23,102	22,484				
Securities pledged	**3,125**	2,548	2,380	4,775				
Subsidiaries	**-**	-	-	-	**6,822**	6,822	6,790	6,780
Investments in associates	**551**	550	585	520				
Goodwill on consolidation	**5,833**	5,834	5,803	6,931				
Properties and other fixed assets	**1,556**	1,638	1,662	1,786				
Deferred tax assets	**56**	38	51	70				
Other assets	**4,743**	3,954	4,730	4,643				
TOTAL ASSETS	**189,589**	183,870	180,204	183,674	**6,822**	6,822	6,790	6,783
LIABILITIES								
Due to banks	**11,769**	10,674	8,959	12,053				
Negative replacement values	**9,703**	9,570	8,537	9,308				
Due to non-bank customers	**120,875**	119,067	116,884	115,933				
Bills payable	**373**	362	378	491				
Current tax liabilities	**660**	589	557	641				
Deferred tax liabilities	**51**	81	58	56	**-**	-	-	-
Other liabilities	**12,131**	10,728	12,274	12,424	**6**	5	6	6
Other debt securities in issue 2/	**7,812**	7,956	8,002	7,555				
- due within one year	**2,584**	2,756	2,664	2,985				
- due after one year	**5,228**	5,200	5,338	4,570				
Subordinated term debts	**6,406**	5,077	5,365	5,590				
TOTAL LIABILITIES	**169,780**	164,104	161,014	164,051	**6**	5	6	6
NET ASSETS	**19,809**	19,766	19,190	19,623	**6,816**	6,817	6,784	6,777
EQUITY								
Share capital	**8,213**	8,165	8,132	8,088	**3,942**	3,894	3,861	3,817
Treasury shares	**(111)**	(117)	(117)	(117)	**-**	-	-	-
Other reserves	**2,434**	2,615	2,542	2,568	**51**	50	49	41
Revenue reserve	**6,872**	6,685	6,167	6,608	**2,823**	2,873	2,874	2,919
SHAREHOLDERS' FUNDS	**17,408**	17,348	16,724	17,147	**6,816**	6,817	6,784	6,777
Minority interests	**2,401**	2,418	2,466	2,476	**-**	-	-	-
TOTAL EQUITY	**19,809**	19,766	19,190	19,623	**6,816**	6,817	6,784	6,777
OFF BALANCE SHEET ITEMS								
Contingent liabilities	**11,124**	10,002	8,769	8,552				
Commitments	**77,982**	76,401	75,804	67,455				
Financial derivatives	**1,403,137**	1,444,019	1,359,935	1,588,306				
OTHER INFORMATION								
Net asset value per ordinary share ($)								
(i) Based on existing ordinary share capital					**4.49**	4.50	4.48	4.49
(ii) Assuming conversion of outstanding preference shares to ordinary shares					**4.34**	4.35	4.34	4.34

Notes:

1/ Audited

2/ Includes secured amount of $2,384 million as at June 30, 2006 (March 31, 2006: $2,204 million; December 31, 2005: $2,018 million; June 30, 2005: $1,927 million). These are mainly secured by properties and securities.

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Statement of Changes in Equity

GROUP	Attributable to Shareholders					
In $ millions	Share capital [1]	Treasury shares	Other reserves	Revenue reserve	Minority interests	Total equity
Balance at January 1, 2006	**8,132**	**(117)**	**2,542**	**6,167**	**2,466**	**19,190**
Exercise of share options	**81**					**81**
Net exchange translation adjustments			**(24)**		**(60)**	**(84)**
Share of associates' capital reserves			**(5)**			**(5)**
Cost of share-based payments			**15**			**15**
Draw-down of reserves upon vesting of performance shares		**6**	**(6)**			**-**
Available-for-sale investments/Cash flow hedge:						
- Net valuation taken to equity			**(66)**			**(66)**
- Transferred to income statement on sale			**(25)**			**(25)**
- Tax on items taken directly to or transferred from equity			**3**			**3**
Net profit for the period				**1,121**	**74**	**1,195**
Final dividends paid for previous year				**(212)**		**(212)**
Interim dividends paid for current year				**(204)**		**(204)**
Dividends paid to minority interests					**(74)**	**(74)**
Change in minority interests					**(5)**	**(5)**
Balance at June 30, 2006	**8,213**	**(111)**	**2,434**	**6,872**	**2,401**	**19,809**
Balance at January 1, 2005	8,066	(126)	2,328	6,176	2,431	18,875
On adoption of FRS 39 at January 1, 2005			292	(9)		283
Exercise of share options	20					20
Net exchange translation adjustments			3		42	45
Share of associates' capital reserves			2			2
Cost of share-based payments			21			21
Draw-down of reserves upon vesting of performance shares		9	(9)			-
Reclassification of reserves upon exercise of share options	2		(2)			-
Available-for-sale investments/Cash flow hedge:						
- Net valuation taken to equity			51			51
- Transferred to income statement on sale			(110)			(110)
- Tax on items taken directly to or transferred from equity			(8)			(8)
Net profit for the period				846	75	921
Final dividends paid for previous year				(268)		(268)
Interim dividends paid for current year				(137)		(137)
Dividends paid to minority interests					(76)	(76)
Change in minority interests					4	4
Balance at June 30, 2005	8,088	(117)	2,568	6,608	2,476	19,623

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Statement of Changes in Equity

COMPANY

In $ millions	Share capital [1]	Other reserves	Revenue reserve	Total equity
Balance at January 1, 2006	**3,861**	**49**	**2,874**	**6,784**
Exercise of share options	**81**			**81**
Cost of share-based payments		**2**		**2**
Net profit for the period			**365**	**365**
Final dividends paid for previous year			**(212)**	**(212)**
Interim dividends paid for current year			**(204)**	**(204)**
Balance at June 30, 2006	**3,942**	**51**	**2,823**	**6,816**
Balance at January 1, 2005	3,795	35	3,000	6,830
Exercise of share options	20			20
Cost of share-based payments		8		8
Reclassification of reserves upon exercise of share options	2	(2)		-
Net loss for the period			324	324
Final dividends paid for previous year			(268)	(268)
Interim dividends paid for current year			(137)	(137)
Balance at June 30, 2005	3,817	41	2,919	6,777

Note:
1/ Share capital included Capital redemption reserves and Share premium of DBS Bank prior to restructuring of DBS Bank under a financial services holding company, DBSH, pursuant to a scheme of arrangement under Section 210 of Singapore Companies Act on 26 June 1999 (previously disclosed under Non-distributable reserves).

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Unaudited Consolidated Statement of Cash Flows

In $ millions	1st Half 2006	1st Half 2005
Cash flows from operating activities		
Operating profit before tax	**1,459**	1,083
Adjustments for non-cash items:		
Provisions for credit and other losses	**93**	144
Depreciation of properties and other fixed assets	**63**	77
Share of profits of associates	**(32)**	(26)
Net gain on disposal of properties and other fixed assets	**(2)**	(4)
Net gain on disposal of non-trading investments	**(50)**	(37)
Operating profit before changes in operating assets & liabilities	**1,531**	1,237
Increase/(Decrease) in:		
Change in restricted balances with central banks	**28**	(296)
Due to non-bank customers	**3,991**	2,727
Due to banks	**2,810**	1,114
Other liabilities including bills payable	**1,058**	2,463
(Increase)/Decrease in:		
Singapore Government securities and treasury bills	**(4,655)**	1,075
Other financial securities at fair value through profit or loss	**2,224**	(2,204)
Other assets	**(2,130)**	(146)
Due from banks	**3,396**	7,640
Loans and advances to customers	**(4,033)**	(9,217)
Tax paid	**(63)**	(187)
Net cash generated from operating activities (1)	**4,157**	4,206
Cash flows from investing activities		
Dividends from associates	**15**	24
Purchase of properties and other fixed assets	**(91)**	(47)
Net increase/(decrease) in non-trading investments	**919**	(797)
Proceeds from disposal of properties and other fixed assets	**91**	18
Net cash generated from/(used in) investing activities (2)	**934**	(802)
Cash flows from financing activities		
Increase in share capital	**81**	22
Net (decrease)/increase in debt securities and borrowings	**(616)**	940
Proceeds from issue of subordinated term debts	**1,428**	-
Dividends paid to shareholders of the Company	**(416)**	(405)
Dividends paid to minority interests	**(74)**	(76)
Net cash generated from financing activities (3)	**403**	481
Exchange translation adjustments (4)	**(27)**	6
Net change in cash and cash equivalents (1)+(2)+(3)+(4)	**5,467**	3,891
Cash and cash equivalents at January 1	**9,408**	14,900
Cash and cash equivalents at June 30	**14,875**	18,791

DBS GROUP HOLDINGS LTD AND ITS SUBSIDIARIES

Selected Notes to the Accounts

Issuance of Ordinary Shares

(a) The movement in the number of issued and fully paid-up ordinary shares for the first half ended June 30, 2006 is as follows:

At January 1, 2006	1,497,857,345
Exercise of share options pursuant to the DBSH Share Option Plan	6,100,557
At June 30, 2006	1,503,957,902
Weighted average number of shares for first half 2006	
- ordinary shares	1,500,660,561
- fully diluted	1,570,799,702

The fully diluted shares took into account the effect of a full conversion of non-voting convertible preference shares ("CPS") and non-voting redeemable CPS, and the exercise of all outstanding share options granted to employees when such shares would be issued to a price lower than the average share price during the period.

(b) New ordinary shares that would have been issued on conversion of preference shares and exercise of share option are as follows:

(Number)	Jun 30, 2006	Mar 31, 2006	Dec 31, 2005	Jun30, 2005
Conversion of non-voting CPS	120,436	120,436	120,436	120,436
Conversion of non -voting redeemable CPS	66,475,374	66,475,374	66,475,374	66,475,374
Exercise of share options	32,392,048	36,506,393	39,474,281	46,156,505